

May 12, 2010

Room 4631

Scott C. Morrison
Sr. Vice President, Chief Financial Officer and Treasurer
Ball Corporation
10 Longs Peak Drive, PO Box 5000
Broomfield, Colorado 80021-2510

> **Re:** **Ball Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Definitive Proxy on Schedule 14A, amended as filed March 25, 2010**
> **File No. 001-07349**

Dear Mr. Morrison:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Results of Operations, page 21

1. Throughout your discussion of results of operations, you refer to your efforts to improve margins and changes in sales as a result of "better commercial terms." It is not clear whether you are referring to pricing, payment terms, or some other commercial terms. We also note disclosures that the majority of your customer contracts are long-term. If you have already agreed to certain commercial terms under long-term contracts, it is unclear what steps you can take to improve those terms on a short-term basis. Please elaborate to provide more context to this discussion so that investors will better understand what commercial terms have

impacted your results in the past, what improvements you are seeking and with whom, and how improved terms may be likely to impact your results going forward.

Note 22. Quarterly Results of Operations, page 78

2. The results for 2009 include an out of period adjustment of $15.9 million made in the fourth quarter of fiscal 2009 to correct an error related to inventory valuation in the metal beverage packaging segment. Please tell us the nature of this error and what led to it, including an explanation of why the inventory was not properly valued and how it was discovered. Please provide us with the SAB 99 materiality analysis for the periods impacted that supported your conclusion a restatement was not appropriate. It appears the adjustment would have had a 17% impact on pretax earnings in fourth quarter 2008, a 13% impact on pretax earnings in fourth quarter 2009, and a 9% impact on pretax earnings in the second quarter 2009. Additionally, please expand the disclosure in future filings to describe the cause of the error. Provide us with an example of the disclosure you intend to include in future filings.

Exhibits

3. We note disclosures throughout your document that you sell a majority of your products to relatively few customers and that you purchase raw materials from relatively few suppliers. If your business is substantially dependent upon contracts with any of these customers or suppliers, please tell us what consideration you have given to filing them as exhibits to the registration statement.

Exhibit 31

4. In future filings, please modify paragraph 4(d) of the certification to insert, after "most recent fiscal quarter", the parenthetical "(the registrant's fourth quarter in the case of an annual report)".

Definitive Proxy on Schedule 14A, as Amended

Process for Determining Executive Compensation, page 18

5. Describe the other services that were performed by Towers Perrin in 2009 for the company for which they received $1,290,343 as disclosed in the second paragraph. Please discuss the circumstances which led to the decision to engage the compensation consultants for these services, and clarify whether management, the board or the Human Resources Committee made, recommended or approved the decision to engage Towers Perrin to provide these services. We note your

disclosure that the fees for the other services were approved by management.

Annual Incentives, page 21

6. In future filings, please elaborate on what percentage of each named executive officer's annual base salary equals his target annual incentive compensation. We note your disclosure that payout at 100% of target annual incentive compensation is achieved when actual EVA is equal to the target EVA. We also note that the percentage of annual base salary that is targeted each year is at approximately the 50th percentile of the competitive market. Please also elaborate on how the actual amount of payments ranges from 0 to 200% of the target opportunity; for example, are there specific thresholds below and above the target EVA which if met, result in a lower or higher (but specific) percentage of base salary being paid as incentive? Please also explain when a named executive officer would earn over 200% of salary as an annual incentive. In your supplemental response, please show us what your disclosure would have looked like with respect to 2009.

Performance-Based Cash Awards, page 23

7. In future filings, please elaborate on how you determine the actual amount of the award paid to each named executive officer based on the measures you have described here. Specifically discuss any targets for the two performance measures that must be reached in order to pay out these awards at any level. Then discuss the amount of the award that corresponds to the various level(s) of achievement of these targets. Please show us what your disclosure would have looked like with respect to 2009 in your supplemental response. Please provide similar disclosures with respect to the discussion under "Equity – Based Awards" beginning on page 23.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Scott C. Morrison
Ball Corporation
May 12, 2010
Page 4

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Dorine Miller, Attorney, at (202) 551-3711 or Pam Long, Assistant Director, at (202)551-3765.

      Sincerely,

      Terence O'Brien
      Accounting Branch Chief